SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
(Amendment No. 3)
Solicitation/Recommendation Statement Under Section 14(d)(4) of the
Securities Exchange Act of 1934

QUIXOTE CORPORATION
(Name of Subject Company)
QUIXOTE CORPORATION
(Name of Person Filing Statement)
Common Stock, $0.01-2/3 par value per share
(including the associated Series C Junior Participating Preferred Stock Purchase Rights)
(Title of Class of Securities)
749056107
(CUSIP Number of Class of Securities)

Joan R. Riley
Vice President, General Counsel and Secretary
35 East Wacker Drive
11th Floor
Chicago, Illinois 60601
(312) 467-6755
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

With copies to:
Anne Hamblin Schiave, Esq.
Michael J. Boland, Esq.
Holland & Knight LLP
131 S. Dearborn
30th Floor
Chicago, Illinois 60603
(312) 263-3600
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          This Amendment No. 3 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Quixote Corporation, a Delaware corporation (“Quixote”), with the Securities and Exchange Commission (“SEC”) on January 7, 2010, as amended January 15, 2010 and January 19, 2010 (as so amended, and as further amended hereby, the “Statement”) . Capitalized terms used but not defined herein have the meanings set forth in the Statement as heretofore amended. All information in the Statement is incorporated into this Amendment No. 3 by reference, except that such information is hereby amended to the extent specifically provided herein.
Item. 8. Addition Information.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following subsection immediately before the subsection thereof entitled “Determination of Exempt Transaction under the Rights Plan”:
          “Ardito Litigation. On or about January 20, 2010, a lawsuit related to the Offer and the Merger, captioned Ralph A. Ardito, Individually and on Behalf of All Others Similarly Situated vs. Bruce Reimer, Leslie J. Jezuit, Daniel P. Gorey, Robert D. van Roijen, Lawrence C. McQuade, Duane M. Tyler, Clifford D. Nastas, Quixote Corporation, Trinity Industries, Inc. and TAP Merger Co. (Case No. 10 CH 2544) was filed in the Circuit Court of Cook County, Illinois, Chancery Division, against Quixote, each of Quixote’s directors, Trinity and Purchaser.
          The action, brought by a purported shareholder of Quixote on its own behalf and on behalf of similarly situated persons, seeks certification of a class of all holders of Quixote common stock (except the defendants and their affiliates) and alleges, among other things, that Quixote’s directors, in their capacity as directors and/or officers, breached their fiduciary duties by, (i) failing to engage in an honest and fair sale process and agreeing to inadequate consideration and (ii) providing materially inadequate and misleading disclosure and omitting material disclosure. In addition, the lawsuit alleges that Parent, Purchaser and Quixote aided and abetted such alleged breaches of fiduciary duties by Quixote’s directors. Based on these allegations, the lawsuit seeks, among other relief, (A) to enjoin, preliminary and permanently, the merger, (B) to rescind the Merger or award rescissory damages in the event that the merger is consummated prior to the entry of the court’s final judgment, (C) that the defendants account for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of fiduciary duties and (D) to award the plaintiffs the costs of this action, including a reasonable allowance for the fees and expenses of attorneys and experts of the plaintiffs.
          The foregoing description of this lawsuit is qualified in its entirety by reference to the complaint related thereto, which is filed as Exhibit (a)(5)(iii) to the Schedule 14D-9 and is incorporated herein by reference.
Item 9. Material to be Filed as Exhibits.
Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following exhibit:

Exhibit	Item

(a)(5)(iii)	Complaint captioned Ralph A. Ardito, Individually and on Behalf of All Others Similarly Situated vs. Bruce Reimer, Leslie J. Jezuit, Daniel P. Gorey, Robert D. van Roijen, Lawrence C. McQuade, Duane M. Tyler, Clifford D. Nastas, Quixote Corporation, Trinity Industries, Inc. and TAP Merger Co. (Case No. 10 CH 2544) filed on January 13, 2010, in the Circuit Court of Cook County, Illinois, Chancery Division. (incorporated herein by reference to Exhibit (a)(5)(H) to the Amendment No. 2 to Schedule TO of Trinity and Purchaser filed on January 21, 2010).
[Signature Page Follows]

SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUIXOTE CORPORATION
By:	/s/ DANIEL P. GOREY
Daniel P. Gorey, Executive Vice President
and Chief Financial Officer

Dated: January 21, 2010